FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]            Form 40-F [  ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
.................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date 6 August 2002	By

Name: J Nicholls Title: Assistant Secretary

Diageo PLC Purchase of Own Shares (1 Jul 2002)
Diageo PLC Purchase of Own Shares (2 Jul 2002)
Messrs Walsh and Rose inform Company of their beneficial interests (5 July 2002)
Trading Statement
Messrs Walsh and Rose inform Company of their beneficial interest (10 July 2002)
Messrs Walsh and Rose inform Company of their beneficial interest (12 July 2002)
Messrs Walsh and Rose inform Company of their beneficial interest (17 July 2002)
Messrs Walsh and Rose inform Company of their beneficial interest (19 July 2002)
Diageo agrees to sale of Burger King Corporation (25 July 2002)
Messrs Walsh and Rose inform Company of their beneficial interest (26 July 2002)
DIAGEO AND MOËT HENNESSY ANNOUNCE AGREEMENT OF NEW U.S. DISTRIBUTOR RELATIONSHIPS IN FIVE STATES (29 July 2002)

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 July 2002 — 31 July 2002

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Purchase of Own Shares
(1 July 2002)

Announcement
Purchase of Own Shares
(2 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(5 July 2002)

Announcement
Trading Statement
(8 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(10 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(12 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(17 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(19 July 2002)

Announcement
Diageo agrees to sale of Burger King Corporation
(25 July 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(26 July 2002)

Announcement
Diageo and Moet Hennessy announce agreement of new U.S. Distributor
Relationships in five States.
(29 July 2002)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	08:08 1 Jul 2002
Number	9781X

FOR IMMEDIATE RELEASE

1 July 2002

Diageo PLC
Purchase of Own Shares

Diageo PLC announces that it has on 28th June purchased for cancellation through Merrill Lynch International 550,000 ordinary shares at an average price of 835.62p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:35 2 Jul 2002
Number	0989Y

FOR IMMEDIATE RELEASE

2 July 2002

Diageo PLC
Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,300,000 ordinary shares at an average price of 840.49p per share.

END

TO:	Regulatory News Service The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 4 July 2002 for the purposes of Section 329 of the Companies Act 1985:

1)    that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 3,496 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 4 July 2002 in relation to the Trust.

	No. of	Range of
	Ordinary Shares	Option Prices of
Date of Transaction	Transferred	Ordinary Shares

04.07.02	3,496	£4.47-£5.23

     The total holding of the Trust now amounts to 2,076,832 Ordinary Shares.

2)    that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 48 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 4 July 2002 in relation to the Plan.

No. of
Ordinary Shares
Date of Transaction	Transferred

04.07.02	48

The total holding of the Plan now amounts to 193,903 Ordinary Shares.

5 July 2002

Company	Diageo PLC
TIDM	DGE
Headline	Trading Statement
Released	07:00 8 Jul 2002
Number	2848Y

Diageo Year End Trading Update

During the financial year ended 30 June 2002 Diageo has delivered its objectives: continued profitable top line growth and value creation for shareholders. Diageo’s premium drinks business has again built upon the positive trends achieved in the prior year.

In the second half, the performance of the four Major markets, North America, Great Britain, Ireland and Spain, was in line with expectations. The volume performance in Key markets in the second half has been impacted by the worsening economic and political situation in Latin America. Stock level reductions, distributor realignments and the decision to increase prices as a result of currency devaluation in Key markets have adversely affected the overall volume performance of Johnnie Walker Red, local priority and category management brands. There has been little overall change in the performance of the Venture markets.

Volume growth of the global priority brands (excluding ready to drink products) has improved year on year. In line with previous statements, volume growth in J&B, which had seen buying-in in Spain in the first half ahead of a price increase, slowed in the second half, as did the volume growth in Baileys. Volume growth of global priority brands has slowed slightly as a result. Stronger performance by both Johnnie Walker and Guinness in the second half has reversed the volume declines reported in the first half.

Growth in RTD products was led by Smirnoff Ice as volume of Ice doubled in the year. New products in the RTD category have performed well even as the market place has become more competitive. Following its launch in May, sales of Captain Morgan Gold have been good, although volumes so far have not met the high expectations that Diageo set for it.

The full year results will therefore show continuing profitable top line growth driven by:

•	growth in our major markets

•	growth in the eight global priority brands

•	success in innovation

The trading results of the second half have benefited from the addition of the Seagram businesses acquired in late December 2001. The performance of the Seagram brands in the period has met all expectations and laid the platform for their successful integration into Diageo. Diageo’s strategic realignment behind premium drinks was substantially completed in the year. The Pillsbury disposal was completed in October 2001 and the acquisition of the Seagram spirits and wine business was completed in late December 2001.

In the second half of the year further strategic progress has been achieved:

•	A new longer-term agreement for the distribution of the Cuervo brand in the United States was entered into in February 2002.

•	The requirements of the FTC in respect of the Seagram acquisition were satisfied with the disposal of Malibu in May 2002.

•	A process to dispose of Burger King began in March 2002 and is progressing as planned. During the second half, Burger King continued to show good signs of improved performance.

Diageo is committed to creating value for shareholders as evidenced by the return of capital through share buybacks. During the year ended 30 June 2002, 198 million shares were purchased for cancellation amounting to a return of capital to shareholders of approximately £1.7 billion.

Commenting on the year just ended, CEO Paul Walsh said:

’Diageo has achieved the objectives we identified at the beginning of this year. We have completed two major transactions, focussed the business on premium drinks and we are delivering consistent performance.

’For the third consecutive year Diageo has achieved strong top line growth in premium drinks. In the year to come we will maintain our consistent approach to continue to generate growth. Our performance will benefit significantly from our newly acquired brands, particularly Captain Morgan, Crown Royal, Windsor and Cacique.’

Notes to editor:

1.	Diageo will announce its preliminary statement of results for the year ended 30 June 2002 on 5 September 2002.

2.	There were 3,216 million shares in issue at the end of the year. The weighted average number of shares in issue in the year ended 30 June 2002 was 3,354 million shares.

Diageo is the world’s leading premium drinks business with an outstanding collection of brands including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray and Captain Morgan.

Diageo is a global company, trading in over 180 markets around the world. The company is listed both on the London Stock Exchange (DGE) and on the New York Stock Exchange (DEO).

For more information about Diageo, its brands, people and performance, visit us at www.diageo.com.

For further information:

Media enquiries to Kathryn Partridge + 00 44 (0) 20 7927 5225
media@diageo.com

Investor enquiries Catherine James + 00 44 (0) 20 7927 5272
investor.rel@diageo.com

END

TO:     RNS

RE:     CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces the following:

1)     that it received notification on 10 July 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the “Trustee”), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) that the following directors were allocated Ordinary shares of 28 101/108 pence (“Ordinary Shares”) in the Company on 10 July 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Ordinary Shares

N C Rose	24

P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (“Sharepurchase”) and those awarded to the employee by the Company (“Sharematch”) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 769p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	88,332

P S Walsh	440,095*

*	(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 July 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 239,539 Ordinary Shares.

2)     that it received notification on 10 July 2002 from Lord Blyth that he has purchased

970 Ordinary Shares on 10 July 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 769p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 16,413.

10 July 2002

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification:

1)     on 11 July 2002 from Mr W S Shanahan, a director, that he purchased on 3 July 2002 1,500 American Depositary Shares (“ADS”) at a price per ADS of US$49.90 and 500 ADSs at a price per ADS of US$49.85.

As a result of these transactions Mr Shanahan’s interest in ADSs has increased to 4,000.

One ADS is the equivalent of four ordinary shares of 28 101/108 pence in the Company;

2)     on 12 July 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 3,233 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 12 July 2002 in relation to the Trust.

	No. of	Range of
	Ordinary Shares	Option Prices of
Date of Transaction	Transferred	Ordinary Shares

12.07.02	3,233	£4.47-£5.23

The total holding of the Trust now amounts to 2,073,599 Ordinary Shares.

12 July 2002

TO:	Regulatory Information Service RNS, The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the “Company”) announces that it received notification on 17 July 2002 for the purposes of Section 329 of the Companies Act 1985 of transactions by the trustee of the Grand Metropolitan PLC No 2 Employee Share Trust (the “Employee Share Trust”) as detailed below. The Employee Share Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with former Grand Metropolitan PLC share schemes.

a.	A notification that Hill Street Trustees Limited as trustee of the Employee Share Trust had, on 11 June 2002, sold call options over 77,475 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) at a price per option of £4.059477954 and over 22,170 Ordinary shares at a price per option of £4.33719788.

The notification included a note that the delay in the trustee’s notification to the Company is due to a discrepancy in the final confirmation of the sale from the broker and the resulting inability of the trustee to confirm the balance of options remaining.

b.	The following executive directors are potential beneficiaries of the Employee Share Trust:

N C Rose

P S Walsh

As a result of the above transaction, the Employee Share Trust’s total holding in the Company is 28,528 Ordinary Shares and 447,580 Ordinary Shares subject to call options.

17 July 2002

TO:     RNS The London Stock Exchange

RE:     CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 19 July 2002 for the purposes of Section 329 of the Companies Act 1985:

1)     that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 1,942 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 19 July 2002 in relation to the Trust.

	No. of	Range of
	Ordinary Shares	Option Prices of
Date of Transaction	Transferred	Ordinary Shares

19.07.02	1,942	£4.47-£5.23

The total holding of the Trust now amounts to 2,071,657 Ordinary Shares.

2)     that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 1,080 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 19 July 2002 in relation to the Plan.

No. of
Ordinary Shares
Date of Transaction	Transferred/Sold

19.07.02	1,080

The total holding of the Plan now amounts to 238,459 Ordinary Shares.

19 July 2002

Company	Diageo PLC
TIDM	DGE
Headline	Disposal
Released	11:45 25 Jul 2002
Number	1126Z

25 July 2002

Diageo agrees to sale of Burger King to consortium composed of
Texas Pacific, Bain Capital and Goldman Sachs

Diageo plc today announces that it has agreed to the sale of Burger King Corporation to a group composed of Texas Pacific Group (TPG), Bain Capital and Goldman Sachs Capital Partners.

Under the agreement:

•	Diageo will receive $2,260 million in cash for Burger King Corporation on a debt free basis. Burger King Corporation will retain a minimum level of working capital, which will include $15 million of cash.

•	A portion of the purchase price is dependent upon Burger King Corporation satisfying certain performance targets in its financial year ended 30 June 2002.

•	The transaction conditions include purchaser’s financing, Burger King Corporation meeting certain performance targets during the period to closing, there being no material breach at closing of contractual representations given by Diageo, and required regulatory approval. The transaction is expected to close in the fourth quarter of this calendar year.

Diageo anticipates that following completion of the transaction the cash proceeds will, in accordance with Diageo’s commitment to value creation, be made available for reinvestment in its premium drinks business and for return to shareholders.

For the year ended 30 June 2001 Burger King’s UK GAAP operating profit, before exceptional items and goodwill amortisation, was $257 million. At 31 December 2001 its net assets, before inter company balances and net borrowings, were $2.2 billion. Goodwill previously written off was $1 billion.

The tax cost on the disposal is estimated at approximately $175 million.

In March 2002 Diageo commenced a review of options for the separation of Burger King Corporation as the final step in its realignment behind premium drinks. The agreement announced today is an important step in the conclusion of that process.

Announcing the agreement, Paul Walsh, CEO of Diageo, said:

‘Today’s announcement represents an important milestone in Diageo’s journey. In the last two years since we announced our intent to exit food, we have brought together our global spirits, wine and beer businesses, including exciting new assets from Seagram. Now we will focus all our management skills to deliver sustainable top and bottom line growth and create still greater value for our shareholders.

‘This transaction provides for the future for Burger King Corporation, its franchisees, employees and customers. In the past sixteen months Diageo has brought together a new management team for Burger King, recast the strategy and delivered significantly improved performance across the business. Through to completion, and under its new owners, Burger King will be able to build on this improved platform, and I wish the business every success.’

-Ends-

For further information:

Media enquiries: Ian Wright/Isabelle Thomas + 00 44 (0) 20 7927 5967
media@diageo.com

Investor enquiries: Catherine James + 0044 (0) 20 7927 5272
investor.rel@diageo.com

Notes to editor:

1.     Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include: Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in over 180 markets around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

2.     BKC was founded in 1954 and is headquartered in Miami Florida. The Burger King system operates restaurants in all 50 states and 55 countries throughout the world. The entire Burger King restaurant system generated $11.2 billion in sales in over 11,000 worldwide restaurants in the year ended 30 June 2001.

3.     Forward-looking and cautionary statements. This press release contains forward-looking statements based on management’s current expectations and assumptions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ, including the risk that the conditions to the transaction may not be satisfied. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances.

4.     Diageo’s financial adviser in the disposal has been Greenhill and Co. UBS Warburg and Merrill Lynch International have also provided financial advice to Diageo in relation to the transaction. Sullivan & Cromwell have acted as legal counsel.

Greenhill & Co is acting for Diageo plc and no one else in connection with the sale of Burger King Corporation and will not be responsible to anyone other than Diageo plc for providing the protections afforded to customers of Greenhill & Co. or for giving advice in relation to the sale.

UBS Warburg Ltd, a wholly owned subsidiary of UBS AG acting through its business group UBS Warburg, is acting for Diageo in connection with the sale of Burger King Corporation and no-one else and will not be responsible to anyone other than Diageo plc for providing the protection offered to clients of UBS Warburg Ltd. nor for providing advice in relation to the sale.

Merrill Lynch International is acting for Diageo in connection with the sale of Burger King Corporation and no-one else and will not be responsible to anyone other than Diageo plc for providing the protection offered to clients of Merrill Lynch International nor for providing advice in relation to the sale.

5.    Texas Pacific Group (TPG) is a private investment firm that manages a series of equity investment funds with more than $7 billion of committed equity capital. Over the past decade, TPG has completed more than 50 transactions and invested over $4 billion of equity capital.

TPG’s historical investments include Beringer Wine Estates, Continental Airlines, Del Monte Foods, Ducati Motorcycles, J. Crew, Oxford Health Plans, Petco and Seagate.

6.     Bain Capital is a private investment firm that manages more than $14 billion of committed capital through a range of private equity, collateralized debt obligation and public equity hedge funds. Over the past two decades, Bain Capital has completed more than 150 private equity transactions including Domino’s Pizza, Shoppers Drug Mart, Staples, KB Toys, Sealy, Brookstone, Gartner Group and Totes/Isotoner.

7.     Goldman Sachs Capital Partners has raised seven private equity funds and two mezzanine funds since 1986 with $14 billion of committed capital. Notable investments include Kookmin Bank, Cognis, Messer Griesheim, MONY Life Insurance Company, Orion Power Holdings, Polo Ralph Lauren and Western Wireless/ VoiceStream.

END

TO:     RNS The London Stock Exchange

RE:     CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the “Company”) announces that it received notification on 26 July 2002 for the purposes of Section 329 of the Companies Act 1985:

1)    that the trustee of the Diageo plc QUEST (the “Trust”) has transferred 1,517 of the Company’s ordinary shares of 28 101/108 pence (“Ordinary Shares”) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the “Schemes”). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 26 July 2002 in relation to the Trust.

	No. of	Range of
	Ordinary Shares	Option Prices of
Date of Transaction	Transferred	Ordinary Shares

26.07.02	1,517	£4.47-£5.05

The total holding of the Trust now amounts to 2,070,140 Ordinary Shares.

2)    that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the “Plan”) has transferred or sold 70 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 26 July 2002 in relation to the Plan.

No. of
Ordinary Shares
Date of Transaction	Transferred/Sold

26.07.02	70

The total holding of the Plan now amounts to 238,389 Ordinary Shares.

26 July 2002

Company	Diageo PLC
TIDM	DGE
Headline	Re Agreement
Released	07:00 29 Jul 2002
Number	2148Z

DIAGEO AND MOËT HENNESSY ANNOUNCE AGREEMENT
OF NEW U.S. DISTRIBUTOR RELATIONSHIPS IN FIVE STATES

Diageo, the world’s leading premium drinks business, and Moët Hennessy, the world’s leading luxury wines and spirits group, announced today that Diageo and Schieffelin & Somerset, a joint venture between Diageo and Moët-Hennessy, have decided to consolidate their respective brands within single distributors in five key U.S. states. The new arrangements will create a dedicated sales team in each distributor for Diageo and Schieffelin & Somerset brands.

Consolidating with one distributor will lead to the development of world class selling organizations and establish a platform for greater organic growth for the brands and their customers in those states. Additionally, Schieffelin & Somerset and Diageo will be able to work more closely with distributors to promote the responsible consumption of their products.

Brands brought together include Smirnoff, Baileys, Captain Morgan, Cuervo, Crown Royal, Seagram’s 7 Crown, Beaulieu Vineyards and Sterling Vineyard Wines, Johnnie Walker Scotch Whisky, Tanqueray, J&B, Moët & Chandon, Dom Pérignon, Hennessy, Domaine Chandon, Grand Marnier and Ruffino Wines.

Agreements have been signed in five states: California, Florida, Kentucky, New York and Hawaii. Peerless Importers, Inc. and its upstate affiliate, Colony Liquors and Wine Distributors, are selected as the preferred distributor in New York State. Southern Wine & Spirits of America, Inc. is selected as the preferred distributor in Florida, California, Hawaii and Kentucky. These five states represent nearly 30 percent of the volume for the distilled spirits industry in the U.S.

Media Contact: Isabelle Thomas — Diageo London — +44 (0) 20 7927 5967

Investor Relations: Amanda Kramer — Diageo London — +44 (0) 20 7927 4911

Kelly Padgett — Diageo US +01 202 715 1110

END